Exhibit 12

Six Flags, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2000	2001	2002	2003	2004

Earnings:
Income (loss) from continuing operations	$(73,598)	$(70,224)	$(48,476)	$(62,058)	$(177,248)
Income tax expense (benefit)	(606)	(5,607)	(21,899)	(28,564)	31,984
Interest expense	234,433	230,472	231,337	215,239	195,674
Early repurchase of debt	—	13,756	29,895	27,592	37,731
Minority interest	34,998	39,056	36,760	35,997	37,686
⅓ of rental expense	3,091	3,869	4,213	4,371	4,806
Adjusted earnings (loss)	$198,318	$211,322	$231,920	$192,577	$130,633

Fixed Charges:
Interest Expense	$234,433	$230,472	$231,337	$215,239	$195,674
⅓ of rental expense	3,091	3,869	4,213	4,371	4,806
Total fixed charges	$237,524	$234,431	$235,550	$219,610	$200,480

Ratio of earnings to fixed charge	0.8x	0.9x	1.0x	0.9x	0.7x

Deficiency	$39,206	$23,019	$3,630	$27,033	$69,847